UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                        ABC DISPENSING TECHNOLOGIES, INC.
                   -------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)


                                   024759 10 2
                                 ---------------
                                 (CUSIP Number)


                               Lawrence F. Dickie
                                  PepsiCo, Inc.
                             700 Anderson Hill Road
                            Purchase, New York 10577
                                 (914) 253-2000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 1997
                     --------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No. 024759 10 2            SCHEDULE 13D/A             Page 2 of 10 Pages

-------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          PepsiCo, Inc., I.R.S. Identification No. 13-1584302
          ----------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)       /    /
                                              (b)       /    /
          ----------------------------------------------------
3.        SEC USE ONLY

          ----------------------------------------------------
4.        SOURCE OF FUNDS
               Not applicable
          ----------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                         /    /
          ----------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               North Carolina
          ----------------------------------------------------
NUMBER OF          7.    SOLE VOTING POWER            756,500*
SHARES                   -------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER                0
OWNED BY EACH            -------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER       756,500*
PERSON WITH              -------------------------------------
                   10.   SHARED DISPOSITIVE POWER           0
          ----------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                                      756,500*
          ----------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
                                                        /   /
          ----------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.4%
          ----------------------------------------------------
14.       TYPE OF REPORTING PERSON
              CO
          ----------------------------------------------------
-----
*Includes Warrants to purchase 500,000 shares as described in Items 4 and 5.

CUSIP No. 024759 10 2             SCHEDULE 13D/A             Page 3 of 10 Pages

--------------------------------------------------------------------------------


This Amendment No. 4 amends the Schedule 13D filed by PepsiCo, Inc. with the Securities and Exchange Commission (the "SEC") on October 9, 1986, as amended by Amendment No. 1 thereto dated October 10, 1995, Amendment No. 2 thereto dated November 10, 1995 and Amendment No. 3 thereto dated September 11, 1997.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of ABC Dispensing Technologies, Inc., formerly American Business Computers Corporation and, prior thereto, Sebrn Corporation, a corporation organized and existing under the laws of the State of Florida (the "Issuer"), with its principal executive offices at 451 Kennedy Road, Akron, Ohio 44305.

Item 2.  Identity and Background.
         -----------------------

         (a) - (c) PepsiCo, Inc. is a corporation organized and existing under the laws of North Carolina ("PepsiCo"), with its principal executive offices located at 700 Anderson Hill Road, Purchase, New York 10577. PepsiCo, through various divisions and subsidiaries, is currently engaged in the following domestic and foreign business activities: soft drinks and snack foods. PepsiCo spun off its restaurant business to shareholders as an independent public company effective October 6, 1997.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each executive officer and director of PepsiCo are set forth on Annex A attached hereto, and are incorporated herein by reference.

         (d) During the last five years, to the best knowledge of PepsiCo, none of the executive officers or directors of PepsiCo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



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CUSIP No. 024759 10 2               SCHEDULE 13D/A            Page 4 of 10 Pages

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         (e) During the last five years, to the best knowledge of PepsiCo,  none of the executive officers or directors of PepsiCo was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each executive officer and director of PepsiCo is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         No material change.

Item 4.  Purpose of Transaction.
         ----------------------

         PepsiCo acquired 2,000,000 shares of Common Stock, which was the subject of PepsiCo's original Schedule 13D, in order to participate in one of a series of transactions in which PepsiCo obtained a royalty bearing license with respect to certain technology owned by the Issuer.

         On June 19, 1995, the United States District Court for the Southern District of New York entered a Final Judgment in a class action lawsuit known as AMERICAN BUSINESS COMPUTERS CORPORATION SECURITIES LITIGATION (MDL Docket No.
913) approving a Stipulation of Settlement and directing the parties thereto (including PepsiCo) to consummate the settlement of such action in accordance with the terms and provisions contained in the Stipulation of Settlement. In accordance therewith, on October 10, 1995, PepsiCo delivered to the Issuer 1,000,000 shares of Common Stock held by PepsiCo. Additionally, as part of such settlement, PepsiCo received from the Issuer on November 10, 1995 warrants to purchase 500,000 shares of Common Stock at an exercise price of $3.50 per share (the "Warrants").

         PepsiCo currently intends to dispose of its remaining shares of Common Stock through ordinary brokerage transactions effected by Morgan Stanley & Co. Inc. on the open market.

CUSIP No. 024759 10 2           SCHEDULE 13D/A                Page 5 of 10 Pages

--------------------------------------------------------------------------------


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) As of the date hereof, PepsiCo beneficially owns 256,500 shares of Common Stock, and the Warrants to purchase an additional 500,000 shares of
Common Stock. To the best of its knowledge, PepsiCo beneficially owns approximately 4.4% of the Common Stock outstanding.

         (b) PepsiCo has the sole power to vote, to direct the vote, to dispose of or to direct the disposition of the 256,500 shares of Common Stock reported herein; upon exercise of the Warrants, PepsiCo will also have the sole power to vote, to direct the vote, to dispose of or to direct the disposition of any or all shares of stock acquired upon such exercise.

         (c) PepsiCo has engaged in the transactions set forth on Annex B attached hereto with respect to the Common Stock since the most recent filing on
Schedule 13D/A. Each of these transactions was effected through Morgan Stanley & Co. Inc. in ordinary brokerage transactions on the open market.

         (d) Not applicable.

         (e) To the best of its knowledge, PepsiCo ceased to be the beneficial owner of more than five percent of the Common Stock outstanding on October 7, 1997.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the
         Issuer.
         ------------------------------------------------

         No material change.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.

CUSIP No. 024759 10 2             SCHEDULE 13D/A              Page 6 of 10 Pages

--------------------------------------------------------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 14, 1997
                                -------------------------
                                          (Date)


                                    PepsiCo, Inc.


                                   /s/ LAWRENCE F. DICKIE
                                By-----------------------
                                      (Signature)



                                    Lawrence F. Dickie
                                Vice President, Associate
                                   General Counsel and
                                   Assistant Secretary
                                -------------------------
                                      (Name/Title)

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CUSIP No. 024759 10 2             SCHEDULE 13D/A              Page 7 of 10 Pages

--------------------------------------------------------------------------------


                                     ANNEX A


         Set forth below are the name and present principal occupation or employment of each director and executive officer of PepsiCo and the name, principal business and address of the corporation or organization in which such employment is conducted (if other than at PepsiCo). The business address of each director and executive officer of PepsiCo is 700 Anderson Hill Road, Purchase, New York 10577.

Directors:
---------

Name                                  Principal Occupation and Address
---------------                       ----------------------------------------
John F. Akers                         Former Chairman and CEO, International
                                        Business Machines Corporation
                                        1055 Washington Blvd.,
                                        Stamford, CT 06901

Robert E. Allen                       Chairman and CEO, AT&T Corp.
                                        295 North Maple Ave., Room 4449J1
                                        Basking Ridge, NJ 07920

D. Wayne Calloway                     Former Chairman and CEO, PepsiCo, Inc.

Roger A. Enrico                       Chairman and CEO, PepsiCo, Inc.

Peter Foy                             Chairman, Baring Brothers Int'l. Limited
                                        60 London Wall, London EC2M 5TQ, England

Ray L. Hunt                           Chairman and CEO, Hunt Oil Company
                                      Chairman, CEO and President, Hunt
                                      Consolidated, Inc.
                                        1445 Ross at Field, Dallas, TX  75202

John J. Murphy                        Managing Director, SMG Management, LLC,
                                        5956 Sherry Lane, Suite 710,
                                        Dallas, TX 75225

Steven S Reinemund                    Chairman and CEO, Frito-Lay Company
                                        7701 Legacy Drive, Plano, TX  75024

Sharon Percy                          President and CEO, WETA public stations
  Rockefeller                           3700 South Four Mile Run Drive,
                                        Arlington, VA  22206

CUSIP No. 024759 10 2             SCHEDULE 13D/A              Page 8 of 10 Pages

--------------------------------------------------------------------------------


Franklin A. Thomas                      Consultant to the TFF Study Group
                                          595 Madison Ave., 33rd Floor,
                                          New York, NY  10022

P. Roy Vagelos                          Former Chairman and CEO, Merck & Co.,
                                        Inc.
                                          1 Crossroads Dr., Building A-3rd Floor
                                          Bedminster, NJ  07921

Karl M. von der                         Vice Chairman and CFO, PepsiCo, Inc.
  Heyden

Craig E. Weatherup                      Chairman and CEO, Pepsi-Cola Company
                                          1 Pepsi Way, Somers, NY  10589

Arnold R. Weber                         President, The Civic Committee of The
                                        Commercial Club of Chicago,
                                          21 South Clark St., Suite 3115,
                                          Chicago, IL  60603


Executive Officers:
------------------

Roger A. Enrico                           Chairman and CEO
Karl M. von der                           Vice Chairman and CFO
  Heyden
John Cahill                               Senior Vice President and Treasurer
Sean Orr                                  Senior Vice President and Controller
Edward V. Lahey, Jr.                      Senior Vice President, General Counsel
                                            and Secretary
Indra K. Nooyi                            Senior Vice President, Strategic
                                            Planning

CUSIP No. 024759 10 2            SCHEDULE 13D/A               Page 9 of 10 Pages

--------------------------------------------------------------------------------


                                     ANNEX B


         Set forth below are the transactions PepsiCo has engaged in with respect to the Common Stock since the most recent filing on Schedule 13D/A.


     Trade Date      Settlement Date      Number of Shares      Price Per Share

       9/15/97           9/18/97               50,000               0.90625
       9/30/97           10/3/97               25,000               0.84375
       10/2/97           10/7/97               50,000               0.75000
       10/8/97           10/14/97              15,000               0.81250
       10/9/97           10/15/97              30,000               0.81250
      10/13/97           10/16/97              40,000               0.81250

CUSIP No. 024759 10 2            SCHEDULE 13D/A              Page 10 of 10 Pages

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                                  EXHIBIT INDEX


Exhibit
-------


  (24) Power of Attorney which is incorporated herein by reference from PepsiCo's Form 10-K Annual Report for the Fiscal Year
         Ended December 28, 1996